SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

United Online, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.0001 Per Share

Having an Exercise Price Per Share of $16.00 or More

(Title of Class of Securities)

911268 10 0
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Mark R. Goldston
Chairman, Chief Executive Officer and President
United Online, Inc.
21301 Burbank Boulevard
Woodland Hills, California 91367
(818) 287-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Jim DiBernardo, Esq.

Heather Brookfield, Esq.

Morgan Lewis & Bockius LLP

2 Palo Alto Square

3000 El Camino Real, Suite 700

Palo Alto, CA 94306

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not Applicable	Not Applicable

*                 No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third party tender offer subject to Rule 14d-1.

☒    isuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO is being filed by United Online, Inc., a Delaware corporation, pursuant to General Instruction D to Schedule TO.

Item 12.  Exhibits.

(a)(3) Email distributed to United Online, Inc. employees announcing an option exchange program.

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